Mail Stop 6010

      March 3, 2006

Via Facsimile and U.S. Mail

Mr. Alex Hui
Chief Executive Officer
Pericom Semiconductor Corporation
3545 North First Street
San Jose, CA   95134

Re:	Pericom Semiconductor Corporation
	Item 4.01 Form 8-K
      Filed February 23, 2006
	File No. 0-27026

Dear Mr. Hui:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. We may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 8-K dated February 16, 2006

Item 4-01. Changes in Registrant`s Certifying Accountant

We monitored your Forms 10-K and 10-Q solely related to the matters below.

1. We note the changes in internal control over financial reporting and the remediation efforts implemented (or in the process of being implemented) as disclosed in Item 9A of Form 10-K for fiscal year ended July 2, 2005 and Item 4 of Form 10-Q for the quarter ended October 1, 2005. Consequently, the disclosure in Item 4 of Form 10-Q for the quarter ended December 31, 2005 should be amended to include details about the latest material weakness identified (i.e., the consolidation process did not operate effectively) and disclosure of any changes to internal control over financial reporting during the third quarter of fiscal 2006. Also in this regard, management must conclude, in light of the material weakness, that the disclosure controls and procedures are either effective or not effective, as of
December 31, 2005. We note no such disclosure. If not effective, the disclosure must be expended to disclose why they are not effective.
Tell us if you expect any issues or restatements as a result of the material weaknesses disclosed. Also, tell us what additional remediation efforts, if any, are needed for the Disclosure Controls and Procedures to become effective. In addition, tell us when you believe final procedures for these efforts will be implemented.


*    *    *    *



       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call David Burton at (202)
551-3626.

							Sincerely,


							David Burton
							Staff Accountant



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Mr. Alex Hui
Pericom Semiconductor Corporation
March 3, 2006
Page 3